GREAT-WEST
LIFECO INC.

March 28, 2008 [redacted]

08001596

SEC
Mail Processing
Section

MAR 3 1 2008

Washington, DC
100

BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following document:

- Code of Conduct, including cover letter.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

PROCESSED
APR 0 3 2008
THOMSON
FINANCIAL

Encls.

March 27, 2008

Via SEDAR

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Saskatchewan Securities Commission
Registrar of Securities, Government of the Yukon Territory
Securities Registry, Government of the Northwest Territories
Nunavut Legal Registry
The Director, Consumer & Corporate Affairs
Toronto Stock Exchange

Dear Sir or Madam:

Re: Great-West Lifeco Inc. ("Lifeco")
Revised Code of Business Conduct and Ethics

Lifeco's Code of Business Conduct and Ethics (the "Code") was originally filed on August 11, 2005, and a revised copy was filed on October 6, 2005. Lifeco has recently made various revisions to the Code, and accordingly Lifeco is today filing a revised copy of the English version of the Code.

Also being filed today is the French version of the Code.

Yours truly,

'R.G. Siddall'

R.G. Siddall
Associate Counsel and Associate Secretary

Exemption # 82-34728

CODE of BUSINESS CONDUCT and ETHICS

For Directors, Officers and Employees

Great-West Lifeco Inc.

Contents

APPENDICES

In this Code of Business Conduct and Ethics, the term "Company" refers to Great-West Lifeco Inc. ("Lifeco") and all of its subsidiaries in every location worldwide.

1. Purpose and Scope

This Code of Business Conduct and Ethics (the "Code") sets out standards of business conduct, which must be followed by all directors, officers and employees of the Company. This includes directors, officers and employees of subsidiaries in every jurisdiction in which the Company operates, unless a comparable code, approved by the Boards of Directors of the subsidiary and its Parent Company, applies to such subsidiary. For this purpose, Lifeco is the Parent Company of The Great-West Life Assurance Company ("Great-West"), London Life Insurance Company ("London Life"), The Canada Life Assurance Company ("Canada Life"), and Great-West Life & Annuity Insurance Company ("GWL&A"). Great-West is the Parent Company of its subsidiaries other than London Life, Canada Life and their respective subsidiaries. London Life, Canada Life, and GWL&A are the Parent Companies of their respective subsidiaries.

In certain circumstances, the Company may be represented by third parties in the sale, service or administration of our financial products or services. In addition, the Company may contract with third parties to perform specific business functions or services. The Company has established Business Practices and Procedures to help you determine if this Code, certain provisions of this Code, or other appropriate standards of conduct should apply to such third parties. If you are involved in contracting with third parties, you must familiarize yourself with and adhere to these Business Practices and Procedures.

This Code applies to conduct in the workplace or at work-related activities. In addition, directors, officers and employees are reminded that their conduct outside the workplace may reflect upon the Company.

The Company is committed to integrity and ethical behaviour in all we do. High standards of conduct are important in maintaining the trust and confidence of our clients, shareholders, others with whom we do business, and the communities in which we live and work. All directors, officers and employees are Company representatives, and are expected to conduct themselves with both personal and professional integrity.

The Company is committed to fair dealing with all clients, employees, shareholders, suppliers, competitors and other stakeholders. Unfair dealing includes manipulation, concealment, abuse of privileged information, misrepresentation of material facts and other illegal or unethical practices.

This Code is supplemented by Company policies, procedures, guidelines, practices, standards, handbooks, manuals and job aids that apply to you in your position with the Company, which are referred to in this Code as "Business Practices and Procedures."

Your obligations

As a condition of your employment or appointment, you must familiarize yourself with, and at all times comply with:

- this Code;

- Business Practices and Procedures applicable to you in your position with the Company; and
- any law or regulation, or external code of conduct, standard or guideline applicable to you in your position with the Company.

This Code may be updated or amended from time to time and any changes will be communicated to you. It is your responsibility to review this Code and any amendments periodically to ensure you are in compliance with it.

Each year, you will be required to acknowledge that you have read this Code, that you understand your obligations under it, and that you agree to comply with it. However, in no event will compliance with this Code create any rights to continued employment or appointment.

Consequences of Breach

If you breach:

- this Code;
- any applicable Business Practice and Procedure; or
- any law or regulation, or external code of conduct, standard or guideline applicable to you in your position with the Company,

you may be subject to disciplinary action, up to and including termination of your employment, appointment or contract with the Company, and you may also be subject to civil and/or criminal sanctions.

Guidance and Further Information

This Code sets out key principles of business conduct that you are required to follow. It cannot address every situation you may encounter. In the event that you encounter a situation for which this Code does not provide specific guidance, the following questions may help you make the right decision:

- Is it fair and ethical?
- Is it legal?
- How would this situation be perceived by a co-worker, a client, a shareholder or a regulator?
- How would this situation be perceived if it were made public?
- Are my actions consistent with the overall values described in this Code?

If you are unsure of the legal, ethical or reputational implications of a particular situation, or would like further guidance related to a matter referenced in this Code, you should contact your local Compliance Officer or the Chief Compliance Officer. Directors should consult the General Counsel or the Chairman of the Board of the Company.

For officers and employees, Business Practices and Procedures applicable to your specific business area, department, work unit or position are communicated to you by the person to

whom you report (your supervisor). If you have questions or need additional information about any Business Practices and Procedures, you should contact your supervisor.

If you would like further information on the laws and regulations that apply to you in your position with the Company, contact your supervisor or legal counsel in the Legal Department. Compliance with this Code and the Company's Business Practices and Procedures will help ensure compliance with applicable laws and regulations.

If you believe there is a conflict between this Code, any Business Practices and Procedures, and any legal or regulatory requirements that apply to you in your position with the Company, you should contact your local Compliance Officer or the Chief Compliance Officer for guidance.

Obligation to Report

You must promptly report any known or suspected breach of this Code, any applicable law or regulation or external code of conduct, standard or guideline. If you are an officer or an employee, you should report any breach or suspected breach to the person identified in the applicable Business Practices and Procedures, as well as your local Compliance Officer or the Chief Compliance Officer. If you are a director, you should report any breach or suspected breach to the General Counsel or the Chairman of the Board of the Company. This applies whether the breach or suspected breach involves you or another person subject to this Code. In addition, you should report to the person noted above if you become aware of or suspect illegal or unethical conduct by any of the Company's clients or others with whom we do business that may affect our business relationship with them or the Company's reputation.

The Company takes all breaches and suspected breaches seriously, and therefore requires that they be investigated and responded to on a timely basis. You must co-operate fully with all such investigations.

The Company will respect the confidentiality of those who raise a concern, subject to its obligation to investigate the concern and any obligation to notify others, including regulators and other authorities and third parties. You may choose to report any concern anonymously; however, you should be aware that the Company's ability to fully investigate an anonymous report may be limited if it is unable to obtain additional information from you.

You should not attempt to conduct an investigation or verify your suspicions yourself. You need not be certain that an action or inaction breaches this Code, or is otherwise inappropriate, before you raise a concern. Genuine concerns, raised in good faith, will be investigated fully and appropriate action will be taken. The Company will not permit any reprisal, retaliation or disciplinary action to be taken against anyone for raising a concern in good faith. It is a breach of this Code to make a mischievous or malicious report.

Board Approval of Waivers

A waiver of the Code will only be granted in exceptional circumstances and only with the written approval of the Governance and Nominating Committee of the Board of Directors of Lifeco. Any waiver must be reported to the Board of Directors of Lifeco and will be disclosed in accordance with securities law.

2. Behaviour in the Workplace

The Company is committed to providing a workplace in which all people are treated with dignity and respect. The Company will not tolerate unlawful discrimination or harassment, or other unacceptable behaviour in the workplace. This applies to your interactions with co-workers, clients, service providers and anyone else you encounter in your work. It applies to conduct in the workplace or in work-related activities, including any office, client premises or location in which Company business is conducted, where Company-related business or social activities take place, or where conduct could potentially have an impact on the workplace or workplace relations.

Discrimination

The Company is committed to providing equal opportunities in employment, appointment and advancement based on appropriate qualifications, requirements and performance, and does not tolerate unlawful workplace discrimination. You must not unlawfully discriminate on the basis of, among other things, age, sex, sexual orientation, race, national origin, religion or disability ("Prohibited Grounds of Discrimination").

The Company supports the principles of and complies with applicable laws governing non-discrimination in every location where it operates. Accordingly, the Company has established Business Practices and Procedures which identify any additional Prohibited Grounds of Discrimination in your jurisdiction. You must familiarize yourself with, and at all times comply with, the Business Practices and Procedures in your jurisdiction.

Harassment

The Company does not tolerate sexual harassment or any other form of harassment.

Harassment includes any unwelcome comment or conduct related to a Prohibited Ground of Discrimination that might reasonably be expected to cause a person undue offence, where:

- submission to the conduct is made either an explicit or implicit term or condition of employment or appointment;
- submission to, or rejection of, the conduct by an individual is used as a basis of employment or appointment decisions affecting the individual;
- the conduct has the purpose or effect of unreasonably interfering with an individual's performance; or
- the conduct creates an intimidating, hostile or offensive working environment.

Harassment includes conduct that is abusive, threatening, demeaning or humiliating.

Harassment may occur even if no offence was intended. Harassment may occur when an individual hears or sees something that he or she finds offensive, even though the person to whom it was directed does not find it unwelcome, or does not make a complaint. Harassment may occur as a result of one incident or a series of incidents.

The following are some examples of behaviour that may be considered harassment:

- comments or conduct that disparage or ridicule a person's age, sex, sexual orientation, race, national origin, religion or disability;
- mimicking a person's accent, speech or mannerisms based on their age, sex, sexual orientation, race, national origin, religion or disability;
- sexual remarks, jokes, innuendoes or gestures;
- refusing to work with people because of their age, sex, sexual orientation, race, national origin, religion or disability;
- unwelcome advances, invitations, propositions or demands of a sexual nature;
- unnecessary and unwanted physical contact; and
- display or circulation of racist, derogatory, offensive or sexually explicit materials.

Performance management, which deals with performance counselling, discipline or other management actions to address job performance issues or other legitimate employment issues, does not in and of itself constitute harassment.

Other Unacceptable Behaviour

You must treat everyone you deal with in your work for the Company with dignity and respect. The Company will not tolerate threats, violence or other inappropriate behaviour in the workplace.

The use of alcohol and drugs may have a negative impact on your performance and on the Company's reputation. Drug and alcohol impairment on the job will be treated as a serious matter. The use or possession of illegal drugs on Company property is prohibited at all times. In addition, alcohol use is prohibited on Company property, except under special circumstances specifically authorized by the Company, such as when alcohol is served at Company sponsored events.

Reporting Procedures and Discipline

The Company promptly and thoroughly investigates all reports of unlawful discrimination, harassment or other unacceptable behaviour in as confidential a manner as possible.

Where the Company determines that unlawful discrimination, harassment or other unacceptable behaviour has occurred, as with any breach of the Code, it will take appropriate disciplinary action against those responsible, which may include dismissal. The Company will not tolerate retaliation or retribution against anyone for reporting unlawful discrimination, harassment or other unacceptable behaviour in good faith.

If you believe you are being subjected to unlawful discrimination, harassment or other unacceptable behaviour, or if you observe or receive a complaint regarding such behaviour, you should report it to your supervisor, or your local human resources department. For additional information on how to report complaints, please consult the applicable Business Practices and Procedures in your jurisdiction.

3. Personal and Confidential Information

Personal Information

The Company respects the privacy of personal information received from policyholders, clients, employees, and other individuals. Personal information may include a wide range of information, such as an individual's home address and phone number, family and employment status, health information, and financial information.

You are required to comply with the Privacy Guidelines, which are appended to this Code, and with the related Business Practices and Procedures that have been established in your business area or office.

Any questions about Business Practices and Procedures related to the collection, use and disclosure of personal information that apply to you in your position with the Company should be directed to your supervisor, your local Compliance Officer, or the Chief Compliance Officer. Any concerns, inquiries or requests related to the Privacy Guidelines should be directed to the Chief Compliance Officer.

Confidential Information

Confidential information of the Company or any aspect of its business activities must not be disclosed to any person, except in the necessary course of business, unless and until such information is made available to the public by the Company.

Examples of confidential information include non-public information about the Company's:

- operations, results, strategies and projections;
- business plans, business processes and client relationships;
- product pricing, and new product and other business initiatives;
- prospective or actual clients, suppliers, re-insurers or advisors;
- technology systems and proprietary products;
- lawyer/client communications; and
- merger, acquisition and divestiture plans,

as well as confidential information the Company receives from other companies and from clients.

You are responsible for protecting any confidential information in your possession against theft, loss, unauthorized disclosure, access or destruction, or other misuse. To protect confidential information, you should:

- only disclose confidential information to others within the Company on a need-to-know basis or when authorized to do so;
- control access to confidential information by, for example, not leaving it unattended in conference rooms or discarding it in a public place;

- refrain from discussing confidential Company business in public where you may be overheard, including in elevators, in restaurants, in taxis or on airplanes; and
- comply with all relevant Business Practices and Procedures that have been established in your business area or office to safeguard confidential information, including those regarding the use of electronic communications, such as cell phones, Internet and e-mail.

Your obligation to protect the Company's confidential information continues after your employment or appointment with the Company has ended. As well, any documents or materials containing confidential information must be returned when you leave the Company.

If you are uncertain about whether specific information must be kept confidential, or what procedures you should use to protect confidentiality, consult your supervisor, or contact legal counsel in the Legal Department.

You must also comply with the requirements related to the confidentiality of material non-public information contained in the Insider Trading and Reporting Policy appended to this Code.

4. Conflicts of Interest and Corporate Opportunities

You must act in the best interests of the Company. A conflict of interest arises when your personal interests interfere with the interests of the Company. A conflict of interest – even the appearance of a conflict of interest – may be harmful to the Company.

Any conflicts of interest, or potential conflicts of interests, must be disclosed, as set out below. Some conflicts may be permissible if they are disclosed and approved. Otherwise, conflicts must be avoided.

Many situations could give rise to a conflict of interest, or to the appearance of a conflict of interest, such as the following:

- using Company property, information or relationships, including opportunities of the Company, for direct or indirect personal gain;
- working for another organization that competes with the Company, or that has a business relationship with the Company;
- receiving personal discounts or benefits from suppliers, service providers or other business connections of the Company, that are not generally available to others at the Company;
- receiving gifts or entertainment that could influence, or appear to influence, business decisions;
- directing business to a supplier that is owned or managed by a spouse, relative or close friend;
- hiring, supervising or making a promotion decision about a spouse, relative or close friend;
- you or a member of your family having a significant financial interest in a competing business, or in a current or prospective supplier or service provider; and
- accepting an appointment to the board of directors or a committee of any organization whose interests may conflict with the Company's interests, or accepting an appointment to the board of directors of any publicly traded company.

These are just examples. Since it is not possible to list all potential conflicts, you must exercise good judgement and common sense in anticipating situations that may give rise to a conflict of interest.

All potential and actual conflicts of interest, or transactions or relationships that may give rise to a conflict of interest, must be disclosed immediately. This requirement extends to any interests, transactions or relationships involving you, your immediate family or other individuals in close personal relationships with you.

Employees and officers who believe they may have a conflict of interest, become aware of the potential for a conflict of interest involving other people, or are uncertain whether the potential for a conflict of interest exists, must immediately notify their local Compliance Officer or the Chief Compliance Officer. In these circumstances, directors should contact the General Counsel or the Chairman of the Board.

Conflicts will be reviewed upon disclosure. When the review is completed, you will receive a written response from your local Compliance Officer, or the Chief Compliance Officer, General Counsel or Chairman of the Board.

Outside Business Activities

Officers and employees should be aware that engaging in outside business activities, such as taking a second job, running your own business, or accepting a directorship, may be prohibited. The Company has established Business Practices and Procedures regarding participation in outside business activities. If you plan to engage in any outside business activities, you must familiarize yourself with and adhere to these Business Practices and Procedures.

In all cases, potential conflicts of interest related to those activities should be disclosed to your local Compliance Officer or the Chief Compliance Officer. Members of the board of directors should disclose potential conflicts to the General Counsel or the Chairman of the Board.

5. Insider Trading and Reporting

You must comply with Great-West Lifeco Inc.'s ("Lifeco") Insider Trading and Reporting Policy, which is appended to this Code. In particular:

- You may not buy, sell or otherwise trade in securities of Lifeco, Power Financial Corporation, Power Corporation of Canada, The Great-West Life Assurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, Great-West Lifeco Finance (Delaware) LP, or IGM Financial Inc. if you possess material non-public information about those companies. This restriction does not apply to certain purchases of Lifeco common shares under the Employee Share Ownership Plan. Please refer to the Insider Trading and Reporting Policy for more information. Trading with knowledge of material non-public information is illegal under applicable securities laws.
- You may not disclose material non-public information about those companies (a practice commonly referred to as "tipping") except in the necessary course of business. If you must communicate material non-public information about any of those companies in the necessary course of business, you should generally advise the recipient not to disclose the

information without written authorization from the appropriate company, and not to buy, sell or otherwise trade in the securities of the company until such time as the information has been generally disclosed to the public. You should be careful to avoid inadvertently disclosing material non-public information to your spouse, family members, friends and others as this could be considered tipping. Tipping is illegal under applicable securities laws.

- You may not buy, sell or otherwise trade in the securities of a company with which the Company does business, if you possess material non-public information about that company, unless and until such information has become public. In addition, you may not tip others concerning such information.
- No director or officer who is an insider may speculate in (e.g. sell a "call" or buy a "put"), or sell short, the securities of Lifeco or its affiliates regardless of whether or not he or she possesses material non-public information.
- Directors of Lifeco, Great-West, Canada Life and Canada Life Financial Corporation, and Restricted Trading Officers (as designated by the President and Chief Executive Officer of Lifeco), may not buy, sell or otherwise trade in the securities of Lifeco at any time without the approval of the General Counsel for Lifeco.
- Directors and certain officers are required to file reports of trades in securities of Lifeco and certain of its affiliates with regulatory authorities.

For these purposes, "material non-public information" about a company is information that:

- has not been generally disclosed to the public through a news release, a communication to shareholders or widely reported media coverage; and
- significantly affects, or would reasonably be expected to have a significant effect on, the market price or the value of any securities of the company or that could affect the decision of a reasonable investor.

Examples of material non-public information may include information about:

- earnings or financial performance;
- business operations, results, projections or strategic plans;
- potential mergers, acquisitions or divestitures;
- potential sales of assets;
- gains or losses of major clients;
- the introduction of new products;
- public offerings of securities;
- changes in senior management;
- major changes in accounting policy; and
- actual or threatened lawsuits or regulatory investigations.

If you are not sure whether information is material non-public information, you should contact senior legal counsel in the Legal Department. If you require guidance concerning the Lifeco Insider Trading and Reporting Policy, you should contact senior legal counsel for Lifeco before buying, selling or otherwise trading in any securities.

6. Fair Competition and Market Conduct

Fair Competition

The Company is committed to conducting its business in compliance with all competition laws (also called "antitrust laws"). Competition laws cover a wide range of business and competitive conduct, and generally prohibit any agreement to restrain or injure competition in a significant way. Among other things, competition laws prohibit agreements and understandings with others (including competitors, customers or suppliers) to:

- fix product prices;
- rig bids;
- boycott customers or suppliers;
- allocate customers or markets; and
- limit the sale or production of products or services.

Competition laws also prohibit deceptive marketing practices, including making false or misleading statements. Other business practices that unduly or substantially prevent, limit or lessen competition may also be prohibited. In certain circumstances, such practices may include "tied selling" (supplying a particular product or service to a customer only if the customer also agrees to purchase another product or service) and "exclusive dealing" (requiring a customer to deal only or primarily in your product or service).

You must not engage in anti-competitive practices. You should familiarize yourself with and adhere to Business Practices and Procedures that have been established to guide you in avoiding anti-competitive practices. The failure to comply with competition laws may result in the prosecution of individuals, who could face substantial fines, damage awards and/or prison terms, and may subject the Company to criminal fines, administrative penalties and private lawsuits. Even allegations of anti-competitive behaviour can have a serious reputational impact. If you have any questions, you should contact senior legal counsel in the Legal Department.

If your work involves contact with competitors in any setting, including trade association meetings, it is important that you avoid discussions regarding pricing, bids, discounts, promotions, terms and conditions of sale, and any other proprietary or confidential information.

If you are unsure whether a particular business practice may be anti-competitive, or if you become aware of any practice that may be anti-competitive, you should contact senior legal counsel in the Legal Department.

Market Conduct

The Company is committed to integrity and ethical behaviour in our sales and service practices. Where engaged in sales and service on behalf of the Company, third parties such as agents and brokers must comply with a specialized code of business conduct and ethics designed to apply to these activities, or with other appropriate standards of conduct.

The Company takes client concerns seriously and, therefore, requires that such concerns be investigated and responded to on a timely basis. The Company has established complaint handling procedures to address client concerns in a timely and professional manner. You should familiarize yourself with and adhere to the Business Practices and Procedures that apply to you in this regard.

7. Payments, Gifts and Entertainment

You must not engage in bribery, extortion or attempts to otherwise inappropriately influence public officials or others in order to obtain business advantage or access. These practices will not be tolerated by the Company.

Offering gifts and entertainment to others outside the Company may be appropriate in certain situations. However, the timing and nature of the gift or entertainment, as well as the circumstances under which it is offered, are important.

In particular, any gift or entertainment must be:

- reasonable and modest;
- considered an accepted business practice; and
- legal.

In general, gifts and entertainment should also be unsolicited.

Please refer to the Conflict of Interest and Corporate Opportunities section of this Code for guidance regarding situations where payments, gifts or entertainment have been offered to you.

8. Fraud Prevention

In carrying out your duties with the Company, you must not initiate, participate or assist in fraudulent or dishonest activities. Such activities include, but are not limited to:

- theft, embezzlement or misappropriation of client or Company funds or property, or the property or funds of others;
- forgery or alteration of any document or part thereof, including but not limited to cheques, drafts, promissory notes or securities or policy related documents such as claims, loans, surrenders, withdrawals, assignments, etc.;
- falsification, misuse or unauthorized removal of client or Company records;
- false representation or concealment of information that is designed to result in a party obtaining a benefit to the detriment of the Company or its clients; and
- false representation or concealment of information that is designed to result in the Company obtaining a benefit to the detriment of others.

Reporting, Investigation and Requests for Information or Assistance

The Company will promptly investigate any reports of fraudulent or dishonest activity related to Company business by directors, officers, employees, sales agents, policyholders, clients, claimants, vendors, suppliers or service providers. If you are aware of or suspect such fraudulent or dishonest activity, you must promptly report it to the Special Investigations Unit of Internal Audit, your local internal audit department, your local Compliance Officer or the Chief Compliance Officer. Directors should notify the General Counsel or Chairman of the Board.

Do not attempt to conduct your own investigation. The internal audit department (Special Investigations Unit) is responsible for the investigation of any dishonest or fraudulent activities related to Company business. Where appropriate, the internal audit department will report any dishonest or fraudulent activities to the appropriate law enforcement or regulatory agencies.

If you receive a request for information or assistance concerning fraudulent or dishonest activities from a law enforcement or regulatory agency, or from any other third party, you should immediately notify the appropriate contact listed above.

For additional guidance, please contact the Special Investigations Unit, your local internal audit department, your local Compliance Officer or the Chief Compliance Officer.

9. Integrity of Financial Information and Reporting Concerns

The Company's financial statements must be prepared in accordance with Generally Accepted Accounting Principles, including the accounting requirements of applicable regulators. The Company's financial statements must fairly present, in all material respects, the financial position, results of operations and cash flows of the Company.

You are responsible for the accuracy of all financial, accounting and expense information prepared by you, or under your supervision, and submitted to, or on behalf of, the Company. Any financial information must be accurate, timely, informative and understandable. You have a responsibility to raise any concerns you may have regarding accounting, internal accounting controls or auditing matters.

The Company has established the Accounting Complaints Handling Procedures, appended to this Code, to allow you to report complaints or concerns about Lifeco or any of its subsidiaries regarding these matters, and to ensure that such reports are investigated promptly and thoroughly. Please refer to the Accounting Complaints Handling Procedures for examples of possible concerns regarding accounting, internal accounting controls or auditing matters, and for instructions on reporting procedures. Employees may report any complaint or concern anonymously although the Company's ability to fully investigate an anonymous report may be limited if it is unable to obtain additional information.

In addition, if you become aware of any investment or transaction that you believe could adversely affect the well being of the Company, you must report it to the Chief Internal Auditor. The Chief Internal Auditor will ensure that any concerns regarding such matters are reviewed by Company officers and, if appropriate, reported to the Audit Committee of the Board of Directors. Directors should report similar concerns to the General Counsel or the Chairman of the Board.

10. Anti-Money Laundering

The Company is committed to complying with legislation to deter and detect money laundering. Money laundering is the process by which criminals attempt to conceal the proceeds of criminal activity, such as financing terrorist activities, narcotics trafficking, bribery and fraud, to hide them or to make those proceeds appear legitimate. Money laundering often involves complex financial transactions and encompasses many different types of products and services.

The Company has established Business Practices and Procedures and training protocols for applicable business areas in accordance with applicable anti-money laundering laws in each jurisdiction. Such Business Practices and Procedures generally set out requirements with respect to client identification and record keeping, and the reporting of suspicious transactions. If you handle transactions for clients either directly or indirectly, for example by processing forms or payments from or to a client, you must familiarize yourself with and adhere to the applicable Business Practices and Procedures.

For further guidance, consult your supervisor, your local Compliance Officer or the Chief Compliance Officer.

11. Records Retention

The Company has established Business Practices and Procedures with respect to records retention to help it meet its regulatory and legal obligations, and the expectations of its clients, shareholders and others who rely on the accuracy and availability of its information. The integrity of the Company's record keeping processes is important to help the Company meet these obligations and expectations.

Company records include all documents and data, whether paper or electronic, that are produced or received in the course of doing Company business. You must retain Company records in accordance with applicable Business Practices and Procedures, and you may dispose of them only as authorized by those Business Practices and Procedures.

You must not conceal, destroy or alter any Company records that are relevant to any pending, threatened or anticipated regulatory investigation or legal proceeding. Such records must be retained until the matter is finally determined and you are otherwise instructed by legal counsel for the Company. If you believe that any Company records in your possession are, or may be, the subject of litigation, audit or investigation, you must notify and consult with legal counsel in the Legal Department. Failure to retain required Company records may result in criminal and civil proceedings against you and the Company.

For additional guidance, please consult the Business Practices and Procedures related to records retention, or contact your supervisor, your local Compliance Officer or the Chief Compliance Officer.

12. Communicating with Others

Disclosure of Financial and Corporate Information

The Company is committed to consistent and fair disclosure practices aimed at informative, timely and broadly disseminated disclosure of information to the market in accordance with all applicable laws.

The Company is subject to the requirements of securities regulators and stock exchanges about how and when information about the Company is disclosed to the public. Accordingly, the Company has established Business Practices and Procedures, including the Disclosure Policy and the Disclosure Controls and Procedures, to help ensure that the public disclosure of significant non-public information is accurate, timely, informative and understandable.

As part of the Company's approach to disclosure, a Disclosure Committee has also been established to oversee and coordinate the implementation of the Disclosure Policy. This Committee is comprised of the President and Chief Executive Officer; the Vice-President, General Counsel and Secretary; the Vice-President, Finance, Canada; and the Vice-President, Finance, United States.

You must comply with all Business Practices and Procedures related to the disclosure of non-public information, including the Disclosure Policy which says, among other things, that:

- You must immediately refer information relating to a development or circumstance that may constitute significant non-public information to the Disclosure Committee through your supervisor. Senior officers receiving such information should in turn refer such information to a member of the Disclosure Committee.
- You must maintain the confidentiality of all significant non-public information and you must not disclose it to any person until it has been generally disclosed to the public, unless disclosure of the information is necessary in the course of business. If you must communicate significant non-public information in the necessary course of business, you should generally advise the recipient not to disclose the information without written authorization from the appropriate company, and not to buy, sell or otherwise trade in the securities of the company until such time as the information has been generally disclosed to the public.
- You must not "selectively disclose" significant non-public information, other than in the necessary course of business. Selective disclosure occurs when significant non-public information is communicated to only some members of the public, such as investors or analysts and other market professionals.
- You must not circulate analysts' reports to third parties without the approval of the Disclosure Committee.
- You must not respond to inquiries from investors, analysts or other members of the investment community, or the media, unless you have been authorized to do so. Requests for information from such sources must be referred to a Spokesperson designated in the Disclosure Policy.
- You must not discuss or post information relating to the Company or the trading of its securities in Internet chat rooms, newsgroups or bulletin boards.

For these purposes, "significant non-public information" about the Company means information that:

- has not been generally disclosed to the public in a manner reasonably expected to result in broad dissemination to the marketplace, which may include the release of such information through a news release, a communication to shareholders or widely reported media coverage; and
- would reasonably be expected to have a significant effect on, the market price or the value of any securities of the company or that could affect the decision of a reasonable investor to buy, hold or sell the securities of the Company.

If you are involved in the disclosure of information to the market, you must familiarize yourself with and adhere to the related Business Practices and Procedures. If you have questions regarding the disclosure of Company information, ask your supervisor or contact senior legal counsel in the Legal Department.

Requests from Regulators

The Company is regulated by a number of different entities. From time to time, these regulators may examine or request information from the Company. The Company co-operates with all appropriate requests for information on a timely basis. In order to help ensure prompt, consistent response and confidentiality of regulatory information, if you receive an inquiry from a regulator, before responding, you must notify or discuss with your local Compliance Officer, the Chief Compliance Officer, or legal counsel in the Legal Department. A record should be kept of all information provided in response to regulatory requests. Please refer to related Business Practices and Procedures for additional guidance.

Information provided to regulators should be accurate and factual. You must not conceal, destroy or alter any documents, lie or make any misleading statements to any regulatory agency representative or cause anyone else to do the same. If you become aware of or suspect someone else of doing so, you must report it immediately to senior legal counsel in the Legal Department.

Media Contact

In addition to everyday communications with outside persons and organizations, the Company will, on occasion, be asked to express its views to the media. If you are approached by a member of the media, you should indicate that it is the Company's policy to refer all media inquiries to the local officer responsible for communications or public relations. You should not respond to any media inquiries unless you are authorized to do so by senior management.

Personal Communications

Your personal communications should not identify the Company or your position with the Company. Do not use Company letterhead, envelopes, fax cover sheets, or other communication materials containing the Company's name, logo or trademark for your personal communications.

In particular, in any personal communication with politicians, public officials, industry or professional associations, the media or the general public, you should not lead people to believe that you are expressing the views of the Company.

Political Involvement

The Company supports and respects your right to participate in the political process. However, you must not use Company funds, goods or services as contributions to, or for the benefit of, candidates or political organizations, unless specifically authorized by the President and Chief Executive Officer of Lifeco.

No one in the Company may require you to contribute to, support or oppose any candidate or political organization.

The Company may engage in political activities, including communicating with policy-makers at all levels of government and their staffs. You should not engage in such activity on behalf of the Company unless you have obtained authorization to do so from senior management, or for directors, from the Chairman of the Board. These activities may trigger registration, licensing, and disclosure requirements. If you engage in such activities on behalf of the Company, you must comply with all applicable laws and regulations, and must contact your local Compliance Officer, the Chief Compliance Officer or senior legal counsel for the Company in your jurisdiction.

13. Use of Company Resources

Company resources are intended for Company business, not personal use. Company resources include all equipment, supplies, letterhead, documents, data, mail services, phone services, e-mail and Internet access, and any other resources provided by the Company to support Company business activities. You are expected to use care and diligence to ensure that Company resources entrusted to you are secure. Misappropriation, unauthorized removal, or fraudulent or inappropriate use of Company resources is not permitted.

Incidental personal use of certain Company resources (e.g., email, Internet, local telephone calls, photo-copiers) may be acceptable, subject to management discretion and compliance with related Business Practices and Procedures, as long as it does not interfere with the intended business uses, it does not incur unauthorized expenses and it does not interfere with your productivity. Company resources must never be used for outside business activities, for improper purposes or to violate any laws. If you have a question about the incidental use of Company resources, please contact your supervisor, your local Compliance Officer or the Chief Compliance Officer.

Computers and other electronic equipment, and all files and data stored on such equipment, are the property of the Company. The Company may monitor the use of all systems and equipment, and the content of all files and data, in accordance with local laws. By using Company systems or equipment, you consent to the Company's inspection and use of any and all files and data transmitted via or stored on Company systems or equipment, including personal files and e-mail. The downloading or installation of unapproved software is not permitted.

Business Practices and Procedures have been established to govern the use of the Company's e-mail systems, Internet resources and other technology. Business Practices and Procedures

have also been established to govern the reporting and reimbursement of allowable business expenses. You should familiarize yourself with and adhere to applicable Business Practices and Procedures.

If you become aware of loss, theft or misuse of Company resources or have questions about the proper use of those resources, you should contact your supervisor, the Special Investigations Unit of Internal Audit, your local internal audit department, your local Compliance Officer or the Chief Compliance Officer.

14. Intellectual Property

Company Intellectual Property

The Company's intellectual property is among its most valuable assets and the Company is committed to protecting it. The Company's intellectual property includes:

- brands, logos, slogans, domain names, business names and other identifying features used to identify the Company and its products or services;
- software, scripts, interfaces, documentation, advertising and marketing materials, content (such as website content) and databases;
- trade secrets, ideas, inventions, systems and business processes; and
- confidential information, as addressed in the Personal and Confidential Information section of this Code.

Intellectual property created while carrying out the duties of your employment or appointment with the Company, or using any Company resources, whether created during regular business hours or after hours, and whether created on or off Company property, is owned by the Company. You should disclose the creation of any such intellectual property to your supervisor.

The Company may require your assistance, both during and after employment or appointment, in connection with its attempts to evidence, register or enforce its rights in this intellectual property, including the rights afforded by trademarks, copyrights and patents. The Company may require you to waive or assign all rights, title and interest in this intellectual property to the Company.

You must use the Company's intellectual property only as required in your position with the Company. Some examples of inappropriate use or infringement of the Company's intellectual property may include:

- using Company logos on a personal website;
- duplicating copyrighted material without permission;
- altering a Company logo to serve a purpose for which it was not intended; and
- distributing Company software to third parties.

Intellectual Property of Others

In the course of its business, the Company may use the intellectual property of others that it has licensed, acquired or obtained permission to use. For example, the Company uses computer software under license from other companies, newspapers, books, magazines, articles, audio and video recordings, or other copyrighted material.

The Company respects the intellectual property rights of others. In the course of your duties with the Company, you must not use any intellectual property that belongs to others unless permitted by the terms of the applicable license agreement or otherwise permitted by applicable law.

Some examples of unauthorized or unlawful use of the intellectual property of others may include:

- using another company's logos in Company marketing materials without permission;
- duplicating copyrighted material without permission;
- plagiarizing documents, in whole or in part;
- installing software that is not licensed to the Company onto Company computers; and
- using intellectual property you obtained in the course of your employment with another company, in the course of your duties with the Company.

Reporting and Further Guidance

If you become aware of or suspect any inappropriate use or infringement of the Company's trademarks, copyrights, patents or other intellectual property rights, or the intellectual property rights of others, you should report it to legal counsel in the Legal Department.

For further guidance on your obligations relating to intellectual property, consult your supervisor, or legal counsel in the Legal Department.

Appendices

A. Privacy Guidelines

B. Insider Trading and Reporting Policy

C. Accounting Complaints Handling Procedures

Appendix A - Privacy Guidelines

Protecting the privacy and confidentiality of personal information

These *Privacy Guidelines* describe our commitment to privacy, and explain the principles that guide us in protecting the privacy and confidentiality of personal information.

Personal information is information about an identifiable individual. It includes, but is not limited to, health and financial information.

The Company, its directors, officers and employees, and its licensed representatives and other persons and organizations who act for, or on behalf of, the Company, are required to comply with these *Privacy Guidelines.*

Access to personal information is restricted to directors, officers, employees, licensed representatives, and other persons or organizations acting for, or on behalf of, the Company, who need the information in order to provide services to the client or the Company.

Our Privacy Principles

Accountability

The Company is responsible for personal information in its control, including information that may be transferred to a service provider performing services for, or on behalf of, the Company. The Company has established these *Privacy Guidelines*, and procedures and practices, to safeguard such personal information.

Purposes

The Company identifies the purposes for which it collects personal information either before or at the time of collection.

Consent

The Company collects, uses and discloses personal information only with the consent of the individual, or as otherwise allowed by law.

Consent to the collection, use, or disclosure of personal information may be express or implied, as appropriate. Individuals may withdraw their consent at any time, subject to legal or contractual restrictions and considerations.

Collection

The Company only collects personal information that is necessary for the purposes identified. Personal information is collected directly from the individual, and may, with consent or as otherwise allowed by law, be collected from other sources.

Use, disclosure and retention

Personal information is not, without consent, used or disclosed to a third party for any purpose other than that for which it was collected, unless such use or disclosure is required or allowed by law. This may include use or disclosure in order to protect the Company's interests in civil proceedings and in proceedings involving criminal activity, fraud or misrepresentation. The Company retains personal information only as long as necessary to fulfill the identified purpose or as otherwise required or allowed by law.

Accuracy

The Company uses reasonable efforts to ensure that personal information is accurate and complete for the purposes for which it is to be used.

Safeguards

The Company protects the security and confidentiality of personal information with safeguards appropriate to the sensitivity of the information.

Openness

The Company's *Privacy Guidelines* are available to clients and the public. Upon written request addressed to the Chief Compliance Officer, we will provide a copy of these Guidelines, and respond to inquiries about our practices relating to personal information.

Individual access

An individual may request to be informed of the existence, use and disclosure of personal information pertaining to him or her. The Company will provide appropriate access to such information that it holds. If the Company determines not to provide access to personal information, we will provide an explanation. Individuals may request the correction of personal information the Company holds about them, and if we find that what we have is incorrect, we will correct it.

Concerns, inquiries or requests

Any concern, inquiry or request related to privacy should be made in writing. Send or e-mail to:

Chief Compliance Officer
The Great-West Life Assurance Company
100 Osborne Street North
Winnipeg MB
R3C 3A5

chief.compliance.officer@gwl.ca

Appendix B – Great-West Lifeco Inc. Insider Trading and Reporting Policy

This Policy governs the trading in securities of Great-West Lifeco Inc. ("Lifeco") and certain other companies by directors, officers and employees of Lifeco and its subsidiaries.

A. INTRODUCTION

1. Purpose and Scope

Certain Canadian federal and provincial statutes impose:

- restrictions on trading in the securities of public companies;
- restrictions on communicating certain information about public companies; and
- obligations on certain individuals to report securities trades to appropriate regulatory authorities.

This Policy has been established by Lifeco to assist its directors, officers and employees, and the directors, officers and employees of its subsidiaries, in complying with these statutory requirements.

2. Definitions

In this Policy, the term:

"Associate" of a director, officer or employee of Lifeco or of any of its subsidiaries means:

- a company of which the director, officer or employee beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities;
- any business partner of the director, officer or employee;
- any trust or estate in which the director, officer or employee has a substantial beneficial interest or as to which the director, officer or employee serves as a trustee;
- the spouse or common law spouse of the director, officer or employee who resides in the same home as the director, officer or employee; and
- any relative of the director, officer or employee or his or her spouse or common law spouse, as referred to in the preceding bullet, who resides in the same home as the director, officer or employee.

"Exempt Insiders" means those Lifeco Insiders who, pursuant to National Instrument 55-101 (as amended from time to time), are exempt from the obligation to file insider reports, a list of whom is maintained by Lifeco's Associate Corporate Secretary.

"Lifeco Insiders" means (i) all directors of Lifeco or any of its subsidiaries, and (ii) all persons who hold the office of president, vice-president, secretary or treasurer of Lifeco or of any of its subsidiaries, and any other person who performs functions similar to those normally performed by a person holding such office.

"Material Non-Public Information" means, in respect of a company, any information relating to the company or any of its subsidiaries that significantly effects, or would reasonably be expected to have a significant effect on, the market price or value of any securities of the company or that could affect the decision of a reasonable investor and which has not been generally disclosed to the public.

"Non-Exempt Insiders" means those Lifeco Insiders who are not Exempt Insiders, a list of whom is maintained by Lifeco's Associate Corporate Secretary.

"Public Affiliates" means Power Corporation of Canada, Power Financial Corporation, The Great-West Life Assurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, Great-West Lifeco Finance (Delaware) LP, and IGM Financial Inc.

"Public Subsidiaries" means The Great-West Life Assurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, and Great-West Lifeco Finance (Delaware) LP.

"Quarterly Blackout Period" means the period beginning five weeks before and ending two full trading days after the issue of a press release announcing quarterly or annual financial results of Lifeco and its Public Subsidiaries.

"Securities" means any shares, stock options, bonds, debentures, notes or other evidence of indebtedness, deferred share units, stock appreciation rights and any other document, instrument or writing commonly known as a security.

"Share Ownership Plan" means the Great-West Life/London Life Employee Share Ownership Plan and any other similar plan for other Lifeco subsidiaries.

B. PROHIBITED ACTIVITIES

1. General Restrictions on Trading in Securities of Lifeco or its Public Affiliates

No director, officer or employee of Lifeco or of any of its subsidiaries nor any of their Associates who has knowledge of Material Non-Public Information with respect to Lifeco or any of its Public Affiliates shall sell, purchase or otherwise trade in the Securities of Lifeco or in the Securities of any such Public Affiliate, as the case may be.

This prohibition applies to all sales, purchases and other trades in Securities of Lifeco and its Public Affiliates (other than purchases of Lifeco common shares under the Share Ownership Plan pursuant to standing instructions), including:

- purchases and sales of Securities through a stock exchange or other public market;
- exercises of stock options and sales of underlying securities; and

- the communication of instructions under the Share Ownership Plan or the Directors Deferred Share Unit Plan to increase, decrease or discontinue contributions, and the sale of Lifeco common shares acquired under the Share Ownership Plan.

This prohibition ceases to apply when:

- the Material Non-Public Information has been generally disclosed to the public by way of a press release and more than two full trading days have elapsed since the press release was issued; or
- the Material Non-Public Information ceases to be material (e.g. a potential material acquisition has been abandoned).

It may be difficult to determine definitively whether particular information constitutes Material Non-Public Information and, accordingly, any significant non-public information (such as information about financial results, dividends or a proposed significant acquisition or disposition) should be treated as Material Non-Public Information.

In addition to the foregoing restrictions:

- directors of Lifeco and/or the Public Subsidiaries; and
- those officers of Lifeco and/or its subsidiaries who have been designated by Lifeco's President and Chief Executive Officer as being a "Restricted Trading Officer" for purposes of this Policy;

may not at any time sell, purchase or otherwise trade in the Securities of Lifeco or in the Securities of any of the Public Affiliates without the prior approval of Lifeco's Vice-President, Counsel and Secretary, Canada.

2. Restrictions on Trading in Securities of Other Companies

In the course of their duties with Lifeco or its subsidiaries, directors, officers and employees and their Associates may become aware of Material Non-Public Information about another company in the context, for example, of investigating a potential investment or acquisition. In that case, the restrictions set forth in Section 1 apply with respect to selling, purchasing or otherwise trading in the Securities of that other company.

3. No Tipping

No director, officer or employee of Lifeco or any of its subsidiaries nor any of their Associates shall communicate Material Non-Public Information with respect to Lifeco or any of its Public Affiliates to any other person or company, except in the necessary course of business, nor shall any such director, officer or employee or any of their Associates who is aware of Material Non-Public Information with respect to Lifeco or any of its Public Affiliates encourage any other person or company to sell, purchase or otherwise trade in the Securities of Lifeco or any of its Public Affiliates, regardless of whether the Material Non-Public Information itself is specifically communicated to such person or company.

In complying with this provision, it is important to avoid communicating Material Non-Public Information inadvertently by, for example, discussing it in places where the conversation may be

overheard (such as elevators, restaurants, taxis, airplanes or on cell phones), or by allowing documents or relevant material to be seen by individuals who do not need to know the information (such as displaying or discarding documents in public places).

If Material Non-Public Information must be communicated in the necessary course of business (which does not include disclosure to analysts, institutional investors, other market professionals or members of the press and other media), the individual communicating the Material Non-Public Information should generally advise the recipient not to disclose the information without written authorization from the appropriate company, and not to buy, sell or otherwise trade in the securities of the company until such time as the information has been generally disclosed to the public.

In the course of their duties with Lifeco or its subsidiaries, directors, officers and employees may become aware of Material Non-Public Information about another company in the context, for example, of investigating a potential investment or acquisition. In that case, the restrictions on tipping set forth in this Section apply to such Material Non-Public Information.

4. No Speculation

No Lifeco Insider shall knowingly, directly or indirectly, sell a "call" or buy a "put" in respect of any Security of Lifeco or of any of its Public Affiliates. In addition, Lifeco Insiders may not purchase or sell Securities of Lifeco or of any of its Public Affiliates with the intention of reselling or repurchasing them within a six month period in the expectation of a short-term rise or fall in the market price of the Securities. Speculating in Securities of Lifeco or its Public Affiliates for short-term profit is to be distinguished from purchasing and selling such Securities as part of a long-term investment program.

5. No Short Selling

No Lifeco Insider shall knowingly sell, directly or indirectly, any Security of Lifeco or of any of its Public Affiliates, if he or she does not own or has not fully paid for the Securities to be sold, unless he or she owns an option or right to acquire the Securities sold and within ten days after the sale either (a) exercises the option or right and delivers the Securities so acquired to the purchaser, or (b) transfers the option or right to the purchaser.

6. Restrictions on Trading During Quarterly Blackout Periods

No Lifeco Insider nor any of their Associates, and no person who has been designated by Lifeco's Vice-President, Finance, Canada as being subject to the Quarterly Blackout Periods, shall sell, purchase, or otherwise trade in the Securities of Lifeco (other than purchases of Lifeco common shares under the Share Ownership Plan pursuant to standing instructions), of any of the Public Subsidiaries, of Power Financial Corporation, or of Power Corporation of Canada during any Quarterly Blackout Period. Lifeco shall advise Lifeco Insiders and the other designated persons referred to above in advance as to when each Quarterly Blackout Period is to commence and terminate.

7. Advising Associates of Trading and Tipping Restrictions

Directors, officers and employees of Lifeco and its subsidiaries shall advise their Associates of the restrictions in Sections 1, 2, 3, 6 and 7 above.

C. REPORTING OBLIGATIONS

1. Reporting Trades in Securities of Lifeco and its Public Subsidiaries

An insider report must be filed by or on behalf of each Non-Exempt Insider:

- the first time he or she becomes a Non-Exempt Insider, disclosing any direct or indirect beneficial ownership of or control or direction over securities of Lifeco or of Public Subsidiaries held at that time (if no such beneficial ownership or control or direction is then held no insider report need be filed); and
- whenever a change occurs in his or her direct or indirect beneficial ownership of or control or direction over securities of Lifeco or a Public Subsidiary, including purchases and sales in the public markets, dispositions under the Share Ownership Plan, transfers to, from, among and between an agent, nominee or custodian, option grants and exercises, and certain derivative-based transactions.

Such insider reports must be filed with provincial securities commissions in accordance with the "System for Electronic Disclosure by Insiders", and with applicable federal authorities, within ten calendar days of the day on which the specified event takes place.

Lifeco's Associate Corporate Secretary shall advise Lifeco Insiders as to whether they are Exempt Insiders or Non-Exempt Insiders. Non-Exempt Insiders who purchase, sell or otherwise trade in Securities of Lifeco or of any of the Public Subsidiaries shall immediately so advise Lifeco's Associate Corporate Secretary (or alternatively, in the case of directors of Lifeco or the Public Subsidiaries, the Assistant Secretary of Power Financial Corporation), who shall prepare and file insider reports on behalf of such Non-Exempt Insiders.

2. Reporting Trades in Securities of other Public Affiliates

Under applicable securities legislation, Lifeco Insiders are also insiders of Power Corporation of Canada, Power Financial Corporation and IGM Financial Inc., and may be required to file separate insider reports in relation to transactions involving Securities of those companies. Persons subject to such reporting obligations are encouraged to consult with the Corporate Secretary of the relevant company to ensure compliance with applicable policies and legal requirements.

D. SANCTIONS

1. Condition of Appointment or Employment

Failure to adhere to this Policy and applicable legal obligations may expose Lifeco, its subsidiaries and/or their respective directors, officers and employees to sanctions under securities laws, public embarrassment, reputation impairment, civil liability, and/or criminal liability. It is a condition of each director's, officer's and employee's appointment or employment with Lifeco or its subsidiaries that they comply with this Policy at all times. Lifeco and/or its subsidiaries may take any steps or proceedings in res pect of any non-compliance as may be available to them, including, but not limited to, termination of appointment or employment.

2. Penalties/Civil Liability

In addition, the federal and provincial statutes which impose trading and tipping restrictions and insider reporting obligations also impose substantial penalties and civil liability for a breach of those restrictions and obligations.

E. GENERAL

Insider trading and reporting is a complex area and this Policy does not cover all circumstances that may arise with respect to insider trading and reporting. Directors, officers and employees who are in doubt about the application of this Policy to them in particular circumstances or who otherwise have questions about this Policy should contact Lifeco's Vice-President, Counsel & Secretary, Canada, or Lifeco's Associate Counsel & Associate Secretary.

Appendix C - Accounting Complaints Handling Procedures

The Audit Committee of Great-West Lifeco Inc. ("Lifeco") has established these procedures for (i) the receipt, retention and treatment of complaints or concerns from any individual regarding accounting, internal accounting controls or auditing matters involving Lifeco or any of its subsidiaries (collectively, "Accounting Complaints") and (ii) the confidential, anonymous submission of Accounting Complaints by employees of Lifeco and its subsidiaries. These procedures reflect the fact that Great-West Life & Annuity Insurance Company ("GWL&A") and The Great-West Life Assurance Company ("GWL") are 100% owned subsidiaries of Lifeco.

Certain terms used in these procedures are defined under Part G - Definitions.

A. Examples of Accounting Complaints

Accounting Complaints may include, without limitation, the following matters involving Lifeco or any of its subsidiaries:

(i) fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement;

(ii) fraud or deliberate error in the recording and maintaining of financial records;

(iii) deficiencies in or noncompliance with internal accounting controls; or

(iv) misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in financial records, financial statements, or other financial reports or public disclosure.

B. Submission of Accounting Complaints

1. Manner of Submission

Accounting Complaints shall be submitted in writing using the Accounting Complaint Form attached as Exhibit A hereto or by telephone, in each case using the contact information provided below.

An employee of Lifeco or of any of its subsidiaries may submit an Accounting Complaint in his or her name, with or without a request for confidential treatment, or anonymously. Accounting Complaints made by non-employees must be made on a non-anonymous basis.

Accounting Complaints submitted on a confidential basis should be made in writing using a sealed envelope marked with the following legend, modified to show the appropriate recipient:

CONFIDENTIAL – TO BE OPENED ONLY BY THE [INTERNAL AUDITOR/VICE-PRESIDENT, COUNSEL AND SECRETARY]

A request for confidential treatment means that the name of the person submitting the complaint will be revealed only (i) to the person to whom the report was submitted, (ii) to the members of the Audit Committee of Lifeco and, where appropriate, the Audit Committee or Board of Directors of any affiliate of Lifeco that may be affected by the complaint, (iii) to such other persons as the Accounting Complaint Officer, the Chairman of the Audit Committee of Lifeco, or the Chairman of the Board of Lifeco, reasonably determines advisable in order to carry out an adequate evaluation or investigation of the matters described in the Accounting Complaint, or (iv) as may be required by law, applicable regulatory authorities or a court of competent jurisdiction.

Employees are advised that Lifeco's ability to fully investigate an anonymous Accounting Complaint may be limited by its inability to obtain additional information from the source of the complaint.

2. Complaint Recipient

Accounting Complaints shall be submitted to the applicable Internal Auditor, except for those relating to action or inaction by an Internal Audit Department or any member thereof which may be directed to the applicable Legal Officer, in each case as specified below.

Accounting Complaints relating to Lifeco's U.S. operations or subsidiaries shall be submitted as follows:

	INTERNAL AUDITOR	LEGAL OFFICER
Mail, courier or delivery:	Internal Auditor, United States Great-West Lifeco Inc. 8525 East Orchard Road Greenwood Village, CO 80111	Vice-President, Counsel and Secretary, United States Great-West Lifeco Inc. 8525 East Orchard Road Greenwood Village, CO 80111
Telephone:	303-737-3778	303-737-5201
Facsimile:	303-737-4771	303-737-4670

All other Accounting Complaints shall be submitted as follows:

	INTERNAL AUDITOR	LEGAL OFFICER
Mail, courier or delivery:	Internal Auditor, Canada Great-West Lifeco Inc. 100 Osborne Street North Winnipeg, Manitoba R3C 3A5	Vice-President, Counsel and Secretary, Canada Great-West Lifeco Inc. 100 Osborne Street North Winnipeg, Manitoba R3C 3A5
Telephone:	204-946-7600	204-946-7501
Facsimile:	204-926-5038	204-946-4129

C. Investigation of Accounting Complaints

Upon receipt of a complaint or concern, the Accounting Complaint Officer will determine whether the complaint or concern is an Accounting Complaint, and will form a preliminary view as to its materiality. An investigation of an Accounting Complaint will be conducted by the Accounting

Complaint Officer in accordance with the Investigation Protocol approved by the Audit Committee of Lifeco from time to time. An Accounting Complaint Officer may, as he considers advisable, confer with senior officers of GWL&A or GWL, enlist the assistance of employees of GWL&A and GWL or their subsidiaries, and engage outside legal, accounting and other advisors, to assist in an investigation of an Accounting Complaint.

D. Reporting for Accounting Complaints

1. Special Reports

(i) An Accounting Complaint Officer shall promptly report an Accounting Complaint, together with his preliminary comments regarding materiality, to the attention of the Chairman of the Audit Committee of:

- GWL&A (for Accounting Complaints with respect to U.S. matters); or
- GWL (for all other Accounting Complaints).

Where the Accounting Complaint involves a Reporting Subsidiary of GWL&A or GWL, the Accounting Complaints Officer will also promptly report the complaint to the Chairman of the Audit Committee of that Reporting Subsidiary.

(ii) The Chairman of the Audit Committee of GWL&A or GWL, to whom an Accounting Complaint is reported under this section D.1, shall promptly report the complaint to the Chairman of the Audit Committee of Lifeco.

(iii) The Chairman of the Audit Committee of a Reporting Subsidiary to whom an Accounting Complaint is reported under this section D.1 shall promptly report each complaint that he or she considers to be material in relation to the Reporting Subsidiary, and may report at his discretion any other complaints, to the Chairman of the Board of Directors of the Reporting Subsidiary who, in turn, shall report to the corresponding Board of Directors.

(iv) The Chairman of the Audit Committee of Lifeco shall promptly report each Accounting Complaint that he or she considers to be material in relation to Lifeco, and may report at his discretion any other complaints, to the Chairman of the Board of Directors of Lifeco.

(v) Each person making a special report under subsections D.1(i) to (iv) shall supplement their initial report with timely and periodic reports to the recipient(s) of their initial report regarding actions taken or to be taken in response to the Accounting Complaint.

(vi) It is expected that the Chairman of the Board will report to the Board of Directors of Lifeco, any Accounting Complaint which he believes may be material to Lifeco, and on the results of the relevant investigation. It is also expected that he will report, on the same basis, to the Chairman of the Board of Power Financial Corporation in respect of Accounting Complaints which he believes may be material to Power Financial Corporation.

2. Quarterly Reports

The Audit Committee of GWL&A, GWL and each Reporting Subsidiary shall receive a quarterly report regarding Accounting Complaints applicable to it. A quarterly report regarding Accounting Complaints shall also be made to the Audit Committee of Lifeco.

Each such report shall summarize the Accounting Complaints received in relation to Lifeco, GWL&A, GWL or such Reporting Subsidiary, as applicable, and any action taken or to be taken in response thereto, and shall contain such other information as may be requested from time to time by the report's recipient. The Accounting Complaint Officers will ensure that any action plans arising out of Accounting Complaints are completed.

3. Reports to Board of Directors

If a Reporting Subsidiary does not have an Audit Committee, then the reporting required by sections D.1 and D.2 above shall be made to the Board of Directors.

E. Accounting Complaint Records

Each Accounting Complaint Officer will maintain appropriate records relating to Accounting Complaints handled by him or her, including tracking their receipt, investigation and resolution. All such records will be maintained on a confidential basis in accordance with applicable record retention policies.

F. Retaliation Prohibited

1. Any allegation that proves not to be substantiated and which proves to have been made maliciously or knowingly to be false will be viewed as a serious disciplinary offense and may result in disciplinary action up to and including termination.

   However, neither Lifeco nor any subsidiary, officer, director or employee of Lifeco or of any of its subsidiaries will discharge, demote, suspend, threaten, harass or in any manner discriminate against any of its or their employees in the terms and conditions of employment based upon any lawful action taken by or on behalf of that employee (i) with respect to the good faith reporting of complaints or concerns under these procedures, (ii) co-operating with or participating in an internal investigation of a report pursuant to these procedures, or (iii) in making an External Report.

   Such retaliation is also prohibited in the event an employee refuses to carry out a directive which, if implemented, would constitute fraud, give rise to an Accounting Complaint or violate applicable laws or the company's Code of Business Conduct and Ethics.

2. If an employee believes that he or she has been subject to retaliation because he or she has taken any of the actions referenced in this Part F, or any employee is aware that any such retaliation may have been made against any other employee, the employee should report such conduct to a Legal Officer.

3. In addition to complying with the procedures set forth herein with respect to Accounting Complaints, employees are also required at all times to comply with all other provisions of the company's Code of Business Conduct and Ethics.

G. Definitions

For the purpose of these procedures:

"**Accounting Complaint Officer**" means an Internal Auditor or a Legal Officer who has received an Accounting Complaint under these procedures.

"**External Report**" means any lawful act taken by or on behalf of an employee to:

a) provide information, cause information to be provided, or otherwise assist in an investigation regarding any conduct which the employee reasonably believes constitutes criminal conduct or a material violation of applicable securities laws, where the information or assistance is provided to or the investigation is conducted by a regulatory, legislative or law enforcement authority; or
b) file, cause to be filed, testify, participate in, or otherwise assist in a proceeding filed or about to be filed relating to alleged criminal conduct or an alleged violation of applicable securities laws.

"**good faith**" means that the employee submitting the complaint or concern has a reasonably held belief that the complaint or concern made is true and has not been made for personal gain or for any ulterior motive.

"**Internal Auditor**" means for Accounting Complaints related to U.S. operations or subsidiaries, the Internal Auditor, United States of Lifeco, and for all other Accounting Complaints, the Internal Auditor, Canada of Lifeco.

"**Legal Officer**" means for Accounting Complaints related to U.S. operations or subsidiaries, the Vice-President, Counsel and Secretary, United States of Lifeco, and for all other Accounting Complaints, the Vice-President, Counsel and Secretary, Canada of Lifeco.

"**Reporting Subsidiary**" means a subsidiary of Lifeco that (i) is a reporting issuer or equivalent which is required to certify the accuracy of its financial results under applicable securities laws, or (ii) is required to file its financial statements with insurance regulatory authorities, other than Great-West Life & Annuity Insurance Company and The Great-West Life Assurance Company.

H. Approval

As approved by the Lifeco Audit Committee on February 1, 2005. Lifeco Audit Committee approval is required to implement any changes to these procedures.

Exhibit A - Accounting Complaint Form

Purpose of this form: This form is to be used to report complaints or concerns regarding accounting, internal accounting controls or auditing matters.

Part I

Note: Employees may but are not required to complete Part I of this form. All other individuals must complete Part I.

Name: ______________________________
Address: ______________________________
Telephone: ______________________________
E-Mail: ______________________________

Part II

I am: ? an employee of Great-West Lifeco Inc. or one of its subsidiaries

? not an employee of Great-West Lifeco Inc. or any of its subsidiaries

Would you like to discuss this matter with the Internal Auditor or the Legal Officer?

? Yes ? No

Part III

Department(s) and/or individual(s) involved in this matter:

____
____

Describe all relevant facts of the complaint or concern:

____
____
____

Describe how you became aware of this matter:

____
____
____

Describe any steps taken to remedy the matter of which you are aware:

____
____
____

END